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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

          Moller                     Claus                             J.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                             909 Montgomery Street
    ----------------------------------------------------------------------------
                                   (Street)

        San Francisco                CA                                 94133
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)             07/20/2001
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)

                --------------

4.  Issuer Name and Ticker or Trading Symbol  CBRE Holding, Inc. (not publicly traded)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

      X Director    ___ Officer             ___ 10% Owner   X  Other
     ---                (give title below)                 --- (specify below)

                                                         See Notes 1 through 3
    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    X  Form Filed by One Reporting Person
  ----
  ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)                               (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction
5(b)(v).

              Table II--Derivative Securities Beneficially Owned
        (E.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock, par                       Class A Common Stock,      (2)         None             (2)              (2)
value $.01 per share (1)     Immediately  None  par value $.01 per
                                                share (1)
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock, par                       Class A Common Stock,      (3)         None             (3)              (3)
value $.01 per share (1)     Immediately  None  par value $.01 per
                                                share (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) Each share of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), may be converted at any time by the holder thereof into one share of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). Accordingly, each holder of shares of Class B Common Stock may be deemed to beneficially own an equal number of shares of Class A Common Stock.

(2) RCBA Strategic Partners, L.P. beneficially owns a number of shares of Class B Common Stock such that it may be deemed to beneficially own in excess of 10% of the outstanding Class A Common Stock. These shares also may be deemed to be indirectly beneficially owned by RCBA GP, L.L.C. ("RCBA GP"), the sole general partner of RCBA Strategic Partners, L.P. Claus J. Moller is a managing member of RCBA GP. Mr. Moller disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(3) Blum Strategic Partners II, L.P. beneficially owns a number of shares of Class B Common Stock such that it may be deemed to beneficially own in excess of 10% of the outstanding Class A Common Stock. These shares also may be deemed to be indirectly beneficially owned by Blum Strategic GP II, L.L.C. ("Blum GP"), the sole general partner of Blum Strategic Partners II, L.P. Claus J. Moller is a managing member of Blum GP. Mr. Moller disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

                                  /s/ Claus J. Moller             July 30, 2001
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


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